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SEC 1344
(10-2002)         PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous          INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
versions          UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
obsolete
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  January 31, 2005
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
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(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended: JUNE 29, 2003
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/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

DT INDUSTRIES, INC.
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Full Name of Registrant


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Former Name if Applicable

907 WEST FIFTH STREET
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Address of Principal Executive Office (Street and Number)

DAYTON, OHIO 45407
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The subject annual report on Form 10-K for the fiscal year ended June 29, 2003 could not be filed without unreasonable effort or expense because additional time is required to obtain a third party analysis of the goodwill impairment charge the Registrant recorded in the fourth quarter of fiscal 2003 in order to complete the Registrant's financial statements for such fiscal year. The results of the impairment analysis may materially affect the disclosures in the Registrant's annual report on Form 10-K and the fiscal 2003 financial statements included therein. The Registrant intends to file its annual report on Form 10-K on or before the 15th calendar day following the prescribed date.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

MR. DENNIS S. DOCKINS                  937                        586-5606
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     (Name)                          (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /X/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

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If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              DT INDUSTRIES, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 30, 2003  By  /s/ John M. Casper
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                             John M. Casper
                             Senior Vice President - Finance and Chief
                             Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

                                   ATTACHMENT
                        Change in Results of Operations


     As previously disclosed in its September 5, 2003 press release, the Registrant will adjust its fiscal year and fourth quarter 2002 statements of operations and balance sheet to reflect a curtailment in its Assembly & Test - United Kingdom defined benefit pension plan, which was disclosed in Note 7 to the Registrant's fiscal 2002 financial statements. The curtailment was caused by 18 employees, or less than 10% of the plan participants, leaving the plan during fiscal 2002 as part of the restructuring of the Registrant's Assembly & Test - United Kingdom operations. The pre-tax adjustment of $2.2 million will be reflected in the restructuring charge line item on the Registrant's consolidated statement of operations. The Registrant will also adjust the June 30, 2002 balance sheet to reflect the minimum pension liability and certain other items.